05035651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 2, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trilogy Capital Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 West 47th Street, Suite 315
(No. and Street)

Kansas City (City) MO (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David S. Boylan (816) 531-9396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100 (Address) Lenexa (City) KS (State) 66219 (Zip Code)

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2005
WASH, D.C.
152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David S. Boylan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trilogy Capital Group, L.L.C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Notary Public-State of Kansas
PHILIP C. GROWNEY
My Appointment Exp. 1/17/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILOGY CAPITAL GROUP, LLC

Financial Statements for the
Years Ended December 31, 2004 and 2003
and Independent Auditors' Report

TRILOGY CAPITAL GROUP, LLC

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Trilogy Capital Group, LLC
Kansas City, Missouri

We have audited the accompanying balance sheets of Trilogy Capital Group, LLC (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Company

February 10, 2005

TRILOGY CAPITAL GROUP, LLC

BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 9,934	$ 16,804
Membership in NASD Exchange	1,130	1,380
	$ 11,064	$ 18,184
LIABILITIES AND MEMBER'S EQUITY		
MEMBER'S EQUITY	$ 11,064	$ 18,184

See notes to financial statements.

TRILOGY CAPITAL GROUP, LLC

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES	$ --	$ 154,000
EXPENSES		
Regulatory Registration Fees	1,480	1,459
Professional Fees	4,500	4,143
Commissions	--	63,979
Other	1,140	419
	7,120	70,000
NET INCOME (LOSS)	$ (7,120)	$ 84,000

See notes to financial statements.

TRILOGY CAPITAL GROUP, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
OPERATING ACTIVITIES:		
Net income (loss)	$ (7,120)	$ 84,000
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in membership in NASD Exchange	250	(1,380)
Cash provided (used) by operating activities	(6,870)	82,620
FINANCING ACTIVITIES:		
Member's equity contributions		20,500
Member's equity distributions		(86,316)
Cash used by financing activities		(65,816)
NET CHANGE IN CASH	(6,870)	16,804
CASH, BEGINNING OF YEAR	16,804	--
CASH, END OF YEAR	$ 9,934	$ 16,804

See notes to financial statements.

TRILOGY CAPITAL GROUP, LLC

STATEMENTS OF MEMBER'S EQUITY
DECEMBER 31, 2004 AND 2003

Balance, December 31, 2002	$	-
Member's equity contributions		20,500
Member's equity distributions		(86,316)
Net income		84,000
Balance, December 31, 2003		18,184
Net loss		(7,120)
Balance, December 31, 2004	$	11,064

See notes to financial statements.

TRILOGY CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - Trilogy Capital Group, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is organized as a Delaware Limited Liability Company.

   b. Revenue Recognition - The Company recognizes revenues from fees under service agreements on the accrual basis of accounting. Fees under service agreements and the related costs are recognized in the period in which the corresponding transaction is substantially completed.

   c. Advertising Costs - Advertising costs are expensed as incurred.

   d. Income Taxes - The Company is treated as a partnership for federal and state income tax purposes. As a result, the sole member reports the Company's taxable income in their individual federal and state income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

2. SIGNIFICANCE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $9,934, which exceeded the minimum requirement.

4. REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2004, therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 is also omitted.

TRILOGY CAPITAL GROUP, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

NET CAPITAL	
Total Member's Equity	$ 11,064
Less Non-Allowed Assets:	
Deposit with NASD	(1,130)
Net Capital	$ 9,934
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 4,934
Less: 120% of minimum net capital requirement	$ 6,000
Capital in excess of 120% of minimum net capital requirement	$ 3,934
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	None
Ratio of aggregate indebtedness to net capital	N/A
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net Capital per Company's fourth quarter FOCUS report	$ 9,934
Difference	-
Net Capital reported above	$ 9,934

TRILOGY CAPITAL GROUP, LLC

Schedule II

Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

TRILOGY CAPITAL GROUP, LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2004.

TRILOGY CAPITAL GROUP, LLC
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers Regulated Commodity Futures and Options Accounts
December 31, 2004

The Company is exempted under Rule 15c3-3(k)(2)(ii).

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Memorandum Regarding Internal Accounting Control

To Members and Management of
Trilogy Capital Group, LLC

In planning and performing our audits of the financial statements of Trilogy Capital Group, LLC as of December 31, 2004 and 2003, we considered its internal control structure, which includes the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. The objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

February 10, 2005